NANOBAC

June 16, 2005

Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
Ms. Christine Allen, Staff Accountant
Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

          Re:      Nanobac Pharmaceuticals, Incorporated
                   Annual Report on Form 10-KSB for the fiscal year ended
                           December 31, 2004
                   File No. 033-80612

Dear Mr. Rosenberg and Ms. Allen:

Pursuant to your request and in connection with the Staff's comment letter dated June3, 2005 (the "Comment Letter") regarding the above-referenced annual report, we respectfully submit to you a supplemental response and supporting documentation regarding the matters described below. Please be advised that we have simultaneously filed this response on EDGAR under the form type label CORRESP together with an Amendment to Annual Report (Form 10-KSB/A) for the year ended December 31, 2004.

Comment 1: Selling, General and Administrative ("SG&A") (page 22)

As noted, the Registrant included within SG&A expenses for the years ended December 31, 2004 and 2003, $2.6 million and $.75 million, respectively, in charges for stock issued as part of the Plan of Reorganization, which was confirmed by the Bankruptcy Court in 2002.

When the Registrant emerged from bankruptcy in November 2002, the stockholders before the bankruptcy filing were essentially the same as the stockholders of the emerging entity. Fresh-start accounting is only applicable if the stockholders before the bankruptcy filing lose control of the entity by receiving less than 50% of the voting shares of the emerging entity. Accordingly fresh-start accounting was not utilized.

In December 2002, Registrant acquired 100% of HealthCentrics, Inc. The former stockholders of HealthCentrics, Inc. were issued approximately 89% of the outstanding shares of the Registrant. In accordance with GAAP. The Registrant's acquisition of HealthCentrics, Inc. was accounted for as a reverse merger.

During January 2003, the Registrant's Board of Directors the issuance of 75 million shares of the Registrant's common stock with an aggregate value of $750,000 to certain

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Nanobac Life Sciences, Inc.
                         Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
                                          Ms. Christine Allen, Staff Accountant
                                                                  June 16, 2005
                                                                    Page 2 of 9


Registrant officers in accordance with Plan of Reorganization confirmed by the Bankruptcy Court. However, this 2003 authorization was subsequent to the December 2002 reverse merger with HealthCentrics. As a result, management concluded that a charge for stock issuance should be recorded in the year that the final authorization was received (2003) and should not predate the reverse accounting treatment utilized with the 2002 acquisition of HealthCentrics.

During 2004, the bankruptcy attorneys noted that pursuant to the Plan of Reorganization approved by the Bankruptcy Court, an additional 4.5 million shares should have been issued to certain stockholders of the Registrant. The ministerial task of issuing these shares occurred in January 2004. As these shares were not included in the shares authorized in January 2003 by the Board of Directors, a separate charge was incurred for this 4.5 million share issuance based on the value of the shares issued in January 2004.

Based on the above facts and circumstances, management believes that the charges for stock were appropriately included in 2004 and 2003 Consolidated Statement of Operations and fresh-start accounting was not applicable to for these charges when the Registrant emerged from bankruptcy in 2002.
Comment 2: Selling, General and Administrative (page 22)

Management of the Registrant is in agreement with Regulation G and specifically Question 8 of Frequently Asked questions Regarding the Use of Non-GAAP Financial Matters, which notes that companies should never use a non-GAAP financial measure to smooth earnings. Mr. Rosenberg's letter of June 3, 2005 notes the use of Non-GAAP financial measures in two sections of our Management Discussion and Analysis of Financial Condition and Results of Operation ("MD&A"). We have addressed both of these instances below.

SG&A expenses net of charges for stock issuance

The purpose for this disclosure was to provide investors with an explanation for the nature of SG&A for 2004 and 2003 and an explanation of the large increase between these two years. The Registrant was not attempting to provide a non-GAAP financial measure. This reasoning is discussed below.

SG&A expenses increased $2.6 million to 2004 from 2003. The largest component of this increase was the charge for stock issuances. This charge represented (a) 54% of the 2004 SG&A expense; (b) 35% of the 2003 SG&A expense and (c) 69% of the increase of SG&A from 2003 to 2004. Accordingly, we concluded that the disclosure of this large expense in SG&A is necessary in some form. The Registrant decided the most useful manner to disclose this large, unusual item was to provide a table including (a) total SG&A, (b) the amount of the charge for stock issuances in connection with the bankruptcy and (c) SG&A without this charge. Further, by removing the amount of the bankruptcy stock issuance charge, the Registrant was more clearly able to disclose the nature of the other SG&A expenses.

Nanobac Life Sciences, Inc.
                         Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
                                          Ms. Christine Allen, Staff Accountant
                                                                  June 16, 2005
                                                                    Page 3 of 9

Although the charges for stock issuance occurred in 2003 and 2004, these charges were related to the 2002 bankruptcy and are not expected to recur in the future. These charges have the following additional attributes:

      o The financial impact of these items will disappear in the future - There will be no further stock issued for the 2002 bankruptcy. The issuance of stock for other (i.e. non-bankruptcy) services may be disclosed as a matter of interest, but these transactions would generally not be considered non-recurring in nature.

      o There is an unusual reason to identify the special nature of these items. The stock issuances related to the 2002 bankruptcy, which was an unusual and hopefully, a unique event for the Registrant. Furthermore, as noted above, these expenses were unusually large in relation to total SG&A expenses.

For the above reason, management believes it is appropriate to highlight these charges to provide investors with a clear understanding of the nature of SG&A expenses for 2004 and 2003.

It is important to note that in addition to the above charges for services, the Registrant settled $269,539 of accrued professional services with stock issuances in 2004 and an additional $30,175 of stock was issued for services not connected to the bankruptcy in 2003. These amounts were not included in the non-GAAP financial measure for SG&A described above as the Registrant does not consider these items as being non-recurring or unusual in nature.

In order to clarify the above, management has amended the SG&A table and the related explanations in Form 10-KSB to more clearly show the stock issuance charge as a component of SG&A and eliminate the appearance of a non-GAAP financial measure.

Loss from continuing operations excluding non-cash items

The primary reason for separately disclosing this non-GAAP financial measure is to provide investors with the approximate loss that was settled or will be settled with cash resources. The following sections of Form 10-KSB note that the Registrant's continuation as a going concern is dependent on receiving financing:

      o     Liquidity and Capital Resources (page 26)
      o     Risk factors (pages 30 and 31)
      o Note 1 to the Financial Statements - Liquidity and Management Plans (page F-7)
      o     Independent Auditors' Report (Page F-1)

As the Registrant's cash requirements is a primary issue of the Registrant, many investors are interested in the amount of cash being used by the Registrant during each reporting period (i.e. "Burn Rate"). The consolidated statements of

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Nanobac Life Sciences, Inc.
                         Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
                                          Ms. Christine Allen, Staff Accountant
                                                                  June 16, 2005
                                                                    Page 4 of 9

cash flows provide significant information in this regard. However, management attempted to enhance this disclosure by disclosing the approximate amount of the continuing loss that was settled or will be settled with cash resources. Management believes this was particularly appropriate for 2004 as the cash used for investing and financing activities was not significant.

Management believes the disclosure of the above non-GAAP financial measure is appropriate at this point of the Registrant's existence. However, the Registrant has amended Form 10-KSB to provide the following additional disclosures:

      o     The economic substance behind the decision to use such a measure
      o The material limitations associated with the use of non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure
      o The substantive reasons why this non-GAAP financial measure provides useful information to investors.

Comment 3: Intangible Assets and Goodwill (page 7)

As noted, the Registrant has a significant amount of intangible assets consisting of patents and product rights. The details of these two assets are provided in Note 5, Intangible Assets. Each of these two assets consists of a single component and a disaggregation is not applicable.

Product Rights

For the June 2004 acquisition of NanobacLabs, the Registrant engaged an independent valuation firm to assist in the valuation of the assets acquired. As a result of this valuation, $1,350,000 of the purchase price was assigned to Product Rights. This valuation assigned this value to a single product identified as Nanobac TX. This product was reconstituted in 2004 as Nanobac Supplement as described on page 21 of the MD&A. As the value of product rights is for a single product, disaggregation is not applicable.

Patents

During November 2003 the Registrant acquired a majority interest in Nanobac OY. The minority interests in Nanobac OY were acquired in January and March 2004. At the time of acquisition, Nanobac OY's operations were minimal and the value of this company was deemed to be in their patents. Upon closer examination it was noted that only one patent had significant market value for the eradication of nanobacteria. This patent was assigned a value of $5.2 million as a result of the acquisition of Nanobac OY. This patent has significant value and management believes it will be the cornerstone for the Registrant's future success.

Two other patents were owned by Nanobac OY at the time of acquisition. One of these patents is not being used or supported by the Registrant. The other patent

Nanobac Life Sciences, Inc.
                         Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
                                          Ms. Christine Allen, Staff Accountant
                                                                  June 16, 2005
                                                                    Page 5 of 9

for the detection of nanobacteria expires in 2009. At the time of acquisition, management did not believe that this patent would generate funds prior to its expiration.

Based on the above, the patent value is assigned to a single patent. Being a small company with less than 15 employees, the Registrant had a single research program to utilize the value of this patent for the eradication of nanobacteria. Accordingly, disaggregation is not applicable.

Comment 4: Net Loss per Share (page F-8)

Management believes the Registrant's financial statements should not include "Treasury stock which could be purchased" in Note 1 on Page F-8. Form 10-KSB has been amended to eliminate this presentation.

Comment 5: Nanobac OY (page F-12)

In our November 11, 2003 Form 8-K, the Registrant noted that financial statements for Nanobac OY would be filed as soon as practical. After this Form 8-K was filed, the Registrant discovered that financial statements were not required to be filed for Nanobac OY as the investment, total assets and income from continuing operations of Nanobac OY were less than 20% of the Registrant's assets and income from continuing operations (as applicable) as follows: Total Assets
     Nanobac OY @ Dec 31, 2002                                     $477,455
     Registrant @ Dec 31, 2002 (*)                               $6,127,449

     Nanobac OY's assets as a percentage
                                                            ----------------
       of Registrant's assets                                          7.8%
                                                            ================

Income from Continuing Operations
     Nanobac OY for year ended Dec 31, 2002                      ($348,819)
     Registrant for year ended Dec 31, 2002 (*)                ($1,803,903)

     Nanobac OY's income as a percentage
                                                            ----------------
       of Registrant's income                                         19.3%
                                                            ================

Investment
     Investment in Nanobac OY                                      $818,045
     Total assets of Registrant @ Dec 31, 2002 (*)               $6,127,449

     Investment in Nanobac OY as a percentage
                                                            ----------------
       of Registrant's assets                                         13.4%
                                                            ================

(*) Includes the acquisition of NanobacLabs Pharmaceuticals, inc. in June 2003 for which financial statements were filed on Form 8-K dated June 4, 2003.

Based on the above, financial statements were not required pursuant to Item
9.01.

Nanobac Life Sciences, Inc.
                         Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
                                          Ms. Christine Allen, Staff Accountant
                                                                  June 16, 2005
                                                                    Page 6 of 9

Comment 6: Common Stock, Preferred Stock and Warrant Issues (page F-18)

The Registrant's support for the accounting treatment of the stock issued upon entering into the 2004 Subscription agreements is as follows:

Facts:

The Registrant entered into four stock subscription agreements in 2004. These agreements provide for investments of an aggregate of $1,000,000, $250,000 $300,000 and $1,000,000 from four investors, one of whom is a related party.

The number of shares to be issued equals a fixed purchase price of the lesser of:

      a)    $.12
      b) 52% of the average closing price 5 days prior to the date on which a registration statement becomes effective (the "Effective Date").

The lesser of a) or b) is referred to as the fixed price.

The purchase price is payable in two traunches:

      o 50% immediately (aggregate proceeds received through December 31, 2004 were t 6 12 $1,275,000)
      o     The balance within 5 days of the Effective date.

Authoritative Guidance:

EITF 00-19, Accounting for derivative financial instruments indexed to, and potentially settled in, a Company's own stock and SFAS 150, Accounting for certain financial instruments with characteristics of both liabilities and equity

Contracts would initially be classified as equity or as either assets or liabilities, in the following situations.

Equity
      o     Contracts that require a net-share settlement
      o Contracts that give the Company the choice of net-cash or settlement in its own shares presuming all equity criteria met.

Assets or liabilities
      o Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside company control).

For public companies, contracts that require the Company deliver cash as part of a physical settlement should be initially measured at fair value and reported in permanent equity with the cash redemption amount transferred to temporary equity. However, certain equity conditions must be present.

Nanobac Life Sciences, Inc.
                         Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
                                          Ms. Christine Allen, Staff Accountant
                                                                  June 16, 2005
                                                                    Page 7 of 9

While several criteria for equity classification are met, all must be met to classify as equity.

      1.    Settlement in unregistered shares permitted (P. 14)
      2. The contract provides for Refund provisions in the event the Company is unable to deliver registered shares (P. 17)
      3.    Sufficient authorized and unissued shares
      4. Contract contains an explicit limit on the shares to be delivered in a share settlement. (P. 20)

If the number of shares that could be required to be delivered to net share settle the Contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net share settlement is not within the control of the Company.

The above statement is specifically on point as the number of shares to be delivered is the lesser of $.12 or 52% of the 5-day trading average preceding the effective date. If the market price of the stock were to fall to $.01 the Registrant would be required to deliver 245 million shares as opposed to 10.625 million shares for traunch one alone.

The EITF clearly states that the liability should be stated at fair value. As transactions in a company's own stock cannot be recorded in the income statement, the alternative is other comprehensive income. When settled, the additional share issuance is equivalent to a constructive dividend.

There should be no accounting for the shares potentially issuable as such shares are only issuable upon 5 days of the effective date of a registration statement. This triggering event is out of the control of the company and should therefore only be recorded when such shares are actually issued.

Based on the above, the amounts received for the subscription agreements through December 31, 2004 are included as a liability ($1,275,000). In addition, the fair value of this liability was increased at December 31, 2004 as follows:

Nanobac Life Sciences, Inc.
                         Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
                                          Ms. Christine Allen, Staff Accountant
                                                                  June 16, 2005
                                                                    Page 8 of 9

Shares issued calculation:                       $    1,275,000   Proceeds

                                                           0.12          Ceiling


Shares issued at subscription                        10,625,000

Re-evaluation at December 31, 2004
price of stock 5 days prior                      $        0.150
At 52%                                           $        0.078

Total shares issuable based on Dec 31, 2004
stock price                                          16,346,154


Additional shares issuable                            5,721,154

Fair value:
Stock price for registered trading shares        $        0.150
Applicable discount (based on independent
valuation)                                                  25%


Discount to apply for unregistered securities              0.04


Additional liability                             $      643,630

This liability is revalued at each balance sheet date and increases and decreases will flow through other comprehensive income. When settled, the amounts will be accounted for as a constructive dividend.

Acknowledgements

The Registrant and its management acknowledge the following:

      o The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
      o Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
      o The Registrant may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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Nanobac Life Sciences, Inc.
                         Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
                                          Ms. Christine Allen, Staff Accountant
                                                                  June 16, 2005
                                                                    Page 9 of 9

We thank the Staff in advance for its consideration of the foregoing. We would greatly appreciate the opportunity to discuss this response with you at your convenience.


                                            Sincerely,


                                            /s/ Michael J Dean

                                            Michael J Dean
                                            Vice President - Finance



Cc:      John Stanton, CEO
         Darren Ocasio, Sichenzia Ross Friedman Ference LLP
         Stacy Patrick, CPA, Aidman, Piser & Company, P.A.